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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~027829~~ 42750

RECEIVED MAR 07 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CHILIAN PARTNERS, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 MIZNER BLVD SUITE 518
(No. and Street)

BOCA RATON FL 33432
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD W. DENTON 561-672-4690
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIDNEY W. AZRILIANT, CPA, P.C.
(Name — *if individual, state last, first, middle name*)

36 WEST 44th ST - SUITE 1100 NEW YORK, NY 10036
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, DONALD W. DENTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHILIAN PARTNES, L.P., as of DECEMBER 31, x192001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

Signature

GENERAL PARTNER

Title

Notary Public

EVAN B. AZRILIANT
Notary Public, State of New York
No. 02AZ5022862
Qualified in New York County
Commission Expires Jan. 18, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Internal control report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHILIAN PARTNERS L.P.
(A Limited Partnership)

Audited Financial Statements

For the Year Ended December 31, 2001

I N D E X

February 27, 2002

Independent Auditor's Report

The Partners
CHILIAN PARTNERS L.P.

We have audited the accompanying statement of financial condition of CHILIAN PARTNERS, L.P. as of December 31, 2001 and the related statements of income, partners' capital, and cash flows. These statements are the responsibility of the general partner. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHILIAN PARTNERS L.P. as of December 31, 2001, its income statement, statement of partners' capital, and its cash flows, for the year then ended in conformity with generally accepted accounting principles.

SIDNEY W. AZRILIANT, CPA, P.C.



EXHIBIT A

CHILIAN PARTNERS, L.P.

(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and Equivalents	$ 2,636
Due from broker - clearance account	7,536,336
Securities at market value (Notes 1 & 2)	4,693,190
Securities at cost - NASD stock & warrants (Note 3)	46,100
Accrued interest & dividends	2,402
TOTAL ASSETS	$12,280,664

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES

Securities sold but not yet purchased (Note 2)	$4,110,487
TOTAL LIABILITIES	$4,110,487
Partners' Capital Accounts	8,170,177
TOTAL LIABILITIES AND PARTNERS' CAPITAL ACCOUNTS	$12,280,664

The accompanying notes are an integral part of these financial statements.

EXHIBIT B

CHILIAN PARTNERS, L.P.

(A Limited Partnership)

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

Gross Income	
Net security dealer trading losses	
- marked to market	($1,052,936)
Dividend income	15,196
Interest income	542,169
Total Gross Income (Loss)	($ 495,571)
Expenses	
Short Dividends Paid	$ 128,555
Insurance	783
Interest on Margin accounts	305,804
Management fees - General Partner (Notes 3 and 4)	124,604
Miscellaneous expenses	407
Professional fees	16,199
Taxes	6,903
Regulatory Fees and Assessments	916
Total Expenses	584,171
NET LOSS	**($1,079,742)**

The accompanying notes are an integral part of these financial statements.

EXHIBIT C

CHILIAN PARTNERS, L.P.

(A Limited Partnership)

STATEMENT OF PARTNERS' CAPITAL ACCOUNTS

FOR THE YEAR ENDED DECEMBER 31, 2001

	Limited Partners	General Partners	Total
Balance - January 1, 2001	$4,380,322	$4,410,597	$ 8,790,919
Net Loss (Exhibit B)	(1,119,530)	139,788	(1,079,742)
Capital contributed by partners	550,000		550,000
Withdrawal by partners	(91,000)	(-0-)	(91,000)
BALANCE - DECEMBER 31, 2001	**$3,619,792**	**$4,550,385**	**$8,170,177**

The accompanying notes are an integral part of these financial statements.

EXHIBIT D

CHILIAN PARTNERS, L.P.

(A Limited Partnership)

STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2001

	Increase To Cash	Decrease To Cash	
Cash decrease from operating activities			
Net Loss - Exhibit B			($1,079,742)
Adjustments to reconcile net income to net cash by Operating activities:			
Net change in assets and liabilities for year:			
1. Decrease in securities at market value	$10,201,818		
2. Increase in accrued interest and dividends receivable		$ 2,402	
3. Decrease in securities sold but not yet purchased		4,336,004	
4. Increase due from broker		5,212,908	
5. Decrease in accrued interest and dividends payable		19,107	
6. Increase in Other Assets		11,100	
	10,201,818	9,581,521	
	9,581,521		
			620,297
Decrease in Cash from Operations			(459,445)
Cash flows from financing activities:			
Net capital contributed by partners - Exhibit "C"			459,000
NET DECREASE IN CASH			($ 445)

Supplemental disclosure of cash flow information.
Interest expense was $305,804.

The accompanying notes are an integral part of these financial statements.

SIDNEY W. AZRILIANT, CPA, P.C.

EXHIBIT E

CHILIAN PARTNERS, L.P.

(A Limited Partnership)

STATEMENT OF CHANGES IN FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2001

FUNDS APPLIED	
Net loss for year	($1,079,742)
Net capital contributions by partners	459,000
TOTAL FUNDS APPLIED	$ 620,742

NET DECREASE IN WORKING CAPITAL
FROM OPERATING ACTIVITIES

	Increase	Decrease
1. Decrease in securities at market value		$10,201,818
2. Increase in accrued interest & dividend receivable	$ 2,402	
3. Decrease in securities sold but not yet purchased	4,336,004	
4. Increase due from broker	5,212,908	
5. Decrease in accrued interest & dividends payable	19,107	
6. Increase in Other Assets	11,100	
7. Decrease in cash from Operations		459,445
	9,581,521	10,661,263
		9,581,521
NET DECREASE FROM OPERATING ACTIVITIES		($1,079,742)

NET INCREASE FROM FINANCING ACTIVITIES

Net capital contributions by partners over withdrawals	$459,000	
NET INCREASE FROM FINANCING ACTIVITES		$ 459,000
NET DECREASE IN WORKING CAPITAL FOR YEAR		**($ 620,742)**

SIDNEY W. AZRILIANT, CPA, P.C.

CHILIAN PARTNERS, L.P.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

The Limited Partnership is an Operating Broker Dealer and is a market maker in convertible and government securities. The Partnership terminates December 31, 2018.

1. Securities and commodities transactions of the Partnership are recorded on a trade date basis.

Securities are valued at market or at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements.

Intangible assets have been fully amortized, using an estimated useful life of five years.

The indirect method was used for preparing the statement of cash flow.

2. Securities Owned and Securities Sold But Not Yet purchased. Marketable securities owned and sold but not yet purchased consist of trading securities at market values.

	Owned	Sold But Not Yet Purchased
Corporate stocks and options	$4,693,190	$4,110,487

3. The Limited Partnership owns 2,000 shares of common stock and 1,500 warrants of NASDAQ which are valued at the original cost of $46,100.

4. Management Fees
Management fees are paid to the General Partner quarterly based upon an annual rate of 2% of the net assets of the Partnership.

5. Incentive Management Fees.
Incentive management fees are paid to the general partner based on the performance of the partnership. For the year 2001 the general partner did not receive an incentive management fee.

6. Income Taxes
Since the Company is a partnership, it is not liable for income taxes. Income taxes incurred due to the income of the partnership are the responsibility of the individual partners.

CHILIAN PARTNERS, L.P.

(A Limited Partnership)

Computation of Net Capital
at December 31, 2001

Ownership equity as per Statement of Financial Condition and Net Capital before non-allowable assets and haircuts on Security positions	$8,170,177
Non-allowable assets	
Other securities	46,100
	8,124,077
Haircut on Securities	3,142,430
NET CAPITAL PER PART IIA - PAGE 7	**$4,981,647**

SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING - SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036
TELEPHONE
(212) 869-8223

February 27, 2002

NASD Regulation, Inc./Systems Support
9509 Key West Avenue
3rd Floor
Rockville, MD 20850
Att: Sherry Lawrence

Re: Chilian Partners, L.P.
Audit at 12/31/01

Gentlemen:

The Company is exempt from the 15c3-3 Reserve Requirement computation and Possession or Control Requirements because the firm has no "customers" as same are defined in Rule 15c3-3(a)(1) and, accordingly, the firm does not perform custodial functions relating to customer securities as same is defined in Rule 15c3-3(b)(c). Therefore, the firm is not subject to (i.e. is exempt from) Rule 15c3-3's Reserve Requirement Computation and Possession for Control Requirements. Additionally, pursuant to rule 7a-5(g)(iv)(2), no facts have come to our attention which would indicate that such "exemption" has not been complied with during the period of our audit, i.e. no facts have come to our attention that during such period the firm had "customers" as same are defined in Rule 15c3-3(a)(1).

The firm neither had Liabilities subordinated to Claims of General Creditors at December 31, 2001 nor the prior year, December 31, 2000; hence, there were no such liabilities or change to such liabilities Subordinated to Claims of General Creditors pursuant to SEC Rule 17a-5(d)(2).

Very truly yours,

SIDNEY W. AZRILIANT, CPA, P.C.



Sidney W. Azriliant

cc: SEC, Washington, DC
SEC, Miami, FL

SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING - SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036

TELEPHONE
(212) 869-8223

February 27, 2002

Independent Auditor's Report on the SIPC Annual Assessment Required by SEC Rule 17a-5

The Partners
CHILIAN PARTNERS L.P.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-4) of Securities Investor Protection Corporation assessments and payments of CHILIAN PARTNERS L.P. for the year ended December 31, 2001. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. The SIPC assessment for 2001 has been paid

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-4 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of CHILIAN PARTNERS L.P. taken as a whole.

SIDNEY W. AZRILIANT, CPA, P.C.



FORM SIPC-4
(13-REV. 12/00)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15TH STREET N.W., STE. 800, WASHINGTON, D.C. 20005-2215

2001 GENERAL ASSESSMENT PAYMENT FORM

(SEE INSTRUCTIONS ON MEMBER'S COPY)

2208

1. NAME OF BROKER-DEALER, ADDRESS OF PRINCIPAL PLACE OF BUSINESS, 1934 ACT REGISTRATION NUMBER AND MONTH IN WHICH FISCAL YEAR ENDS (IF INFORMATION SHOWN BELOW REQUIRES CORRECTION, PLEASE SO INDICATE ON THE FORM FILED):

042750 DEC NASD 10/5/1990
Chilian Partners Lp
225 NE Mizner Blvd Ste 518
Boca Raton, FL 33432-4083

2. ASSESSMENT $150.00
3. LESS PRIOR YEAR OVERPAYMENT ( )
4. INTEREST ON LATE PAYMENT FOR ______ DAYS AT 20% PER ANNUM ______
5. BALANCE DUE, CHECK ENCLOSED $ 150.00

[signature] 1/18/01
AUTHORIZED SIGNATURE/TITLE DATE

FORM SIPC-4
(13-REV. 12/00)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15TH STREET N.W., STE. 800, WASHINGTON, D.C. 20005-2215

2001 GENERAL ASSESSMENT PAYMENT FORM

(SEE INSTRUCTIONS ON MEMBER'S COPY)

1. NAME OF BROKER-DEALER, ADDRESS OF PRINCIPAL PLACE OF BUSINESS, 1934 ACT REGISTRATION NUMBER AND MONTH IN WHICH FISCAL YEAR ENDS (IF INFORMATION SHOWN BELOW REQUIRES CORRECTION, PLEASE SO INDICATE ON THE FORM FILED):

2. ASSESSMENT $150.00
3. LESS PRIOR YEAR OVERPAYMENT ( )
4. INTEREST ON LATE PAYMENT FOR ______ DAYS AT 20% PER ANNUM ______
5. BALANCE DUE, CHECK ENCLOSED $ 150.00

[signature] 1/18/01
AUTHORIZED SIGNATURE/TITLE DATE

MEMBER'S COPY

SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING - SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036

TELEPHONE
(212) 869-8223

February 27, 2002

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

The Partners
CHILIAN PARTNERS L.P.

In planning and performing our audit of the consolidated financial statements of Chilian Partners L.P. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that

assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

SIDNEY W. AZRILIANT, CPA, P.C.

